

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2015

Thomas Guerriero
President and Chief Executive Officer
Oxford City Football Club, Inc.
10 Fairway Drive, Suite 302
Deerfield Beach, FL 33441

   Re: **Oxford City Football Club, Inc.**
      Preliminary Information Statement on Schedule 14C
      Filed June 22, 2015
      File No. 000-54434

Dear Mr. Guerriero:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Justin Dobbie

            Justin Dobbie
            Legal Branch Chief